

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Dr. Kelvin Okamoto
President and Chief Executive Officer
Gen3Bio, Inc.
4000 W. 106th Street, Suite 125
Carmel, Indiana 46032

> **Re:** **Gen3Bio, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 17, 2015**
> **File No. 333-199963**

Dear Dr. Okamoto:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 7

Because our Primary Offering does not have a minimum offering amount, we may not raise enough funds to continue operations, page 20

1. Please add to this risk factor that will not have enough money to implement your business plan if you raise less than the maximum amount of this offering.

Certain Relationships and Related Party Transactions, page 36

2. We note your response to comment 1 in our letter dated February 10, 2015. We also note the Form 3 filed by Libra6 Management on February 6, 2015 that discloses that Mr. Scheer may be considered to be a control person or a promoter of Affinity MediaWorks Corp. Please revise to disclose *all* of the affiliations with public companies that Messrs. Okamoto, Okada, Scheer, Wynn, and Courouble have had and comply, as applicable, with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Lance Brunson, Esq.